Law Offices

One Logan Square, Ste. 2000

Philadelphia, PA

19103-6996

(215) 988-2700 phone

(215) 988-2757 fax

www.drinkerbiddle.com

California

Delaware

illinois

new jersey

new york

pennsyLVania

Texas

washington d.c.

Established 1849

 July 17, 2018

VIA EDGAR

Stephen N. Packs

Senior Attorney, Chief Counsel’s Office

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:    Destra International & Event-Driven Credit Fund and Destra Capital Advisors LLC (the “Applicants”) (File No. 812-14916)

Dear Mr. Packs:

On behalf of the Applicants, we submitted on June 7, 2018 an application (the “Application”) seeking an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Section 19(b) of the 1940 Act and Rule 19b-1 thereunder.

Further to our telephone conversation of July 12, 2018, we are writing on behalf of the Applicants to request that the Securities and Exchange Commission (the “SEC”) consent to the withdrawal of the Application and that the SEC take no further action with respect thereto.

Should you have any questions, please do not hesitate to call me at (215) 988-2959 or, in my absence, to Benjamin D. McCulloch at (312) 569-1109.

Very truly yours,

/s/ Joshua Deringer

Joshua Deringer

cc: Nadya Roytblat, Assistant Chief Counsel